Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
(in thousands, except ratio of earnings to fixed charges)	2003	2004	2005		2006	2007
Income (loss) from continuing operations before income taxes	$34,776	$21,311	$(4,469)		$41,531	$22,209
Fixed charges:
Interest expense (including capitalized interest)	2,886	5,632	5,010		5,028	5,012
Interest relating to rental expense (1)	2,141	2,584	4,079		5,790	6,339

Total fixed charges	5,027	8,216	9,089		10,818	11,351

Earnings available for fixed charges	$39,803	$29,527	$4,620		$52,349	$33,560

Ratio of earnings to fixed charges	7.92	3.59	N/A	(2)	4.84	2.96

(1)

The representative interest portion of rental expense was deemed to be one-third of all rental expense, except for the rental expense related to the off-balance sheet financing leases, as described in the footnotes to the financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007 which was deemed to be all interest.

(2)	For the year ended December 31, 2005 our earnings were insufficient to cover fixed charges; the amount of additional earnings needed to cover fixed charges for the year was $4.5 million.